FutureCrest Acquisition Corp.

150 East 52nd Street, 3rd Floor

New York, NY 10022

VIA EDGAR

September 5, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: David Link

Re:	FutureCrest Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 5, 2025 CIK No. 0002074697

Dear Mr. Link:

FutureCrest Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2025 regarding the Draft Registration Statement on Form S-1 filed with the Commission on August 5, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted August 5, 2025

Cover page

1.	We note your compensation disclosure on the cover page. Please revise your compensation disclosure to also address promoters. See Item 1602(a)(3) of Regulation S-K. Please also clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.

We have added the requested disclosure on the cover and elsewhere in the Registration Statement.

Dilution, page 92

2.	Outside of the table, please describe each material potential source of future dilution following the registered offering by the special purpose acquisition company. See Item 1602(c) of Regulation S-K.

We have added the requested disclosure.

Sourcing of Potential Business Combination Targets, page 111

3.	We note the disclosure on page 111 that “we have not contacted any of the prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire.” We are unable to locate disclosure regarding the prior SPAC experience. Please describe the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, as required by Item 1603(a)(3) of Regulation S-K.

We have removed the requested disclosure and added appropriate risk factor disclosure relating to our management team’s lack of prior SPAC experience.

***

We thank you for your review of the foregoing and the Registration Statement and this response. As you know, the Company is eager to finalize the Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Thomas Lee
Thomas Lee
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP